September 10, 2019

Justin M. Hall
Chief Executive Officer
NovaBay Pharmaceuticals, Inc.
2000 Powell Street, Suite 1150
Emeryville, CA 94608

       Re: NovaBay Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed September 4, 2019
           File No. 333-233623

Dear Mr. Hall:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance